Filed Pursuant to Rule 433
Registration Nos. 333-264573
and 333-264573-01
September 3, 2024
PRICING TERM SHEET
(To Preliminary Prospectus Supplement dated September 3, 2024)

Issuer:	Southern Company Gas Capital Corporation
Guarantor:	Southern Company Gas
Security:	Series 2024A 4.95% Senior Notes due September 15, 2034
Expected Ratings:*	Baa1 (Stable) / A- (Stable) / BBB+ (Stable) (Moody’s/ Standard & Poor’s/Fitch)
Size:	$450,000,000
Initial Public Offering Price:	99.655% of the principal amount
Maturity Date:	September 15, 2034
Benchmark Treasury:	3.875% due August 15, 2034
Benchmark Treasury Yield:	3.844%
Spread to Benchmark Treasury:	+115 basis points
Re-offer Yield:	4.994%
Optional Redemption:
Make-Whole Call:	Prior to March 15, 2034 at T+20 basis points
Par Call:	On or after March 15, 2034 at 100%
Coupon:	4.95%
Interest Payment Dates:	March 15 and September 15 of each year, beginning March 15, 2025
Format:	SEC Registered
Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
CUSIP/ISIN:	8426EP AH1/US8426EPAH13
Trade Date:	September 3, 2024
Expected Settlement Date:	September 6, 2024 (T+3)
Joint Book-Running Managers:	BofA Securities, Inc. Citigroup Global Markets Inc. MUFG Securities Americas Inc.
Co-Managers:	BBVA Securities Inc. CIBC World Markets Corp. Santander US Capital Markets LLC Loop Capital Markets LLC TD Securities (USA) LLC Huntington Securities, Inc. Cabrera Capital Markets LLC MFR Securities, Inc.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
Southern Company Gas and Southern Company Gas Capital Corporation have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Southern Company Gas and Southern Company Gas Capital Corporation have filed with the SEC for more complete information about Southern Company Gas, Southern Company Gas Capital Corporation and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Southern Company Gas, Southern Company Gas Capital Corporation, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling Southern Company Gas collect at 1-404-506-5579, BofA Securities, Inc. toll free at 1-800-294-1322 or by email at dg.prospectus_requests@bofa.com, Citigroup Global Markets Inc. toll free at 1-800-831-9146 or MUFG Securities Americas Inc. toll free at 1-877-649-6848.